
Wolters Kluwer
Legal, Tax & Regulatory Europe

PRESS RELEASE


RECEIVED
MAY 31 P 12:39


06013896

Morris
anager
atory Europe
ybraammorris@wolterskluwer.com

Oya Yavuz
Vice President
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Legal, Tax & Regulatory Europe Appoints New Director Online Business

Amsterdam (May 29, 2006) - Wolters Kluwer Legal, Tax & Regulatory Europe, a division of Wolters Kluwer, and leading provider of information for legal, tax and regulatory professionals, announced today the appointment of René van Erk as Director of Online Business, starting June 1, 2006.

In his role as Director of Online Business for Wolters Kluwer Legal, Tax & Regulatory Europe (LTRE), René van Erk (41, Dutch) will strengthen the division's online business in order to support Wolters Kluwer's strategy to deliver growth.

"In most of our European-based companies, new integrated tools and information solutions were well received by our customers. Last year our division's growth in online products achieved double-digit levels," says Rolv Eide, CEO of LTRE. "René's excellent track record in driving new and profitable business within leading software companies as well as for start-ups in the electronic information business will strengthen LTRE to meet the needs of customers to improve their businesses."

Before joining Wolters Kluwer, Mr. van Erk invested in new technology-related business ideas and his enterprise realized highly profitable and sustainable new business. Prior to managing these investments, Mr. van Erk held several executive positions at Microsoft in Asia, the United States and Europe for a period of seven years, establishing partnerships, driving new business and managing international business units.

About Wolters Kluwer Legal, Tax & Regulatory Europe

Wolters Kluwer Legal, Tax & Regulatory Europe, a division of Wolters Kluwer, focuses on the growth potential of six customer segments: legal; fiscal/financial; human resources; public & government administration; health, safety & environment (HSE); and transport. With a well-established presence in 18 countries, Wolters Kluwer Legal, Tax & Regulatory Europe has annual revenues (2005) of €1,292 million and employs approximately 7,800 people.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, corporate services, finance, tax, accounting, law, regulatory and education sectors. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations



across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, legal and regulatory rules affecting Wolters Kluwer's businesses and other risks and uncertainties regarding the timing and closing of the transactions described above, including the risk that the acquisition fails to close. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.